Mail Stop 0309	December 16, 2004

Ms. Valentina Tuss
President
Digital Ecosystems Corp.
Suite 1500, 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6

Re:	Digital Ecosystems Corp.
Amendment No. 2 to Registration Statement on Form SB-2, filed
December 6, 2004
      File No. 333-119073

Dear Ms. Tuss:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1. We note in your first risk factor and other portions of the document that you revised your disclosure to state that you "presently do not have sufficient cash on hand to fund your proposed expenditures for the next twelve months". Please provide this disclosure in note 1 on page F-8 of your financial statements.


Management`s Discussion and Analysis of Plan of Operations, page
29

2. We note that throughout the prospectus your revised disclosure states that you "presently do not have sufficient cash on hand to fund your proposed expenditures for the next twelve months." We also note that on page 30, you state that you "presently have sufficient cash on hand to fund our proposed expenditures for the next twelve months." Please revise your disclosure in your MD&A and throughout the document so that it is consistent.

Financial Statements - March 31, 2004

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3. Refer to your response to comment 12. Based on the revised disclosure, it appears that the company will record sales from its website on a gross basis. Please clarify for us and in the disclosure why this accounting is appropriate. Cite specific paragraphs within the applicable literature that allows this treatment of the web based sales. Also reconcile this disclosure with the "Revenue Model" discussion provided on pages 22 - 23.

Note 3(b).  Services Rendered by Related Parties, page F-11

4. Refer to your response to comment 9. The company asserts that it determined fair value using the "exchange amount, being the amount of consideration established and agreed to by the related parties." It is our understanding based on other disclosure within the document that the company does not have any compensation agreements with these individuals. It is unclear how the company would negotiate a fee for something that it will not pay. We are also confused by the assertion made in the response that the company revised this document to "include disclosure respecting amounts owed to the Company`s directors for consulting services," which seems to infer that payments for these services will be made. Please clarify for us and in the disclosure what is meant by these statements.

*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Whitney Story at (202) 824-5385 or James Atkinson at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Stephen F.X. O`Neill, Esq.
O`NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230

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Ms. Valentina Tuss
December 16, 2004
Page 1